07025624

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

23 July 2007

Securities and Exchange Commission,
Division of Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549
USA

SUPPL

2007 JUL 31 A 10:22

Ladies and Gentlemen,

PaperlinX Limited – Rule 12g3-2(b) Exemption
File No. 82-5061

The enclosed information is being furnished by PaperlinX Limited ("PaperlinX") under paragraph (b)(1)(i) Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). PaperlinX' file number is indicated in the upper right hand corner of each unbound page of each document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that PaperlinX is subject to the Exchange Act.

Very truly yours,

for James Orr
Company Secretary

PROCESSED
AUG 0 2 2007
THOMSON
FINANCIAL

c.c. Burr Henly, Sullivan & Cromwell
Level 32,
101 Collins Street,
Melbourne 3000

dw 8/1

List of documents forwarded under cover of this letter to Securities and Exchange Commission dated 23 July 2007.

Ref.	Title	Date released to ASX
1.	Appendix 3B – New issue announcement, application for quotation of additional securities and agreement	16 April 2007
2.	Appendix 3Y – Change in Director's Interest Notice (Lindsay Nora L Scheinkestel)	16 April 2007
3.	Appendix 3Y – Change in Director's Interest Notice (Andrew Frank Guy)	16 April 2007
4.	Appendix 3Y – Change in Director's Interest Notice (Lindsay James Yelland)	16 April 2007
5.	Notice of change of interests of substantial holder – Maple-Brown Abbott	18 April 2007
6.	PaperlinX completes European Portfolio Change	1 May 2007
7.	Notice of change of interests of substantial holder – AXA	11 May 2007
8.	Appointment of New Director	16 May 2007
9.	Initial Director's Interest Notice	21 May 2007
10.	Notice of change of interests of substantial holder – AXA	25 May 2007

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

PaperlinX Limited

ABN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	731,880
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Full paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$4.09 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued to shareholders who elected to participate in the Dividend Reinvestment Plan for the 2007 interim dividend.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 April 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	448,737,560	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	4,385,170	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 April 2007
(~~Director~~/Company secretary)

Print name: James K Orr

== == == == ==

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nora Lia Scheinkestel
Date of last notice	20 October 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect interest through 1. Scheinkestel Superannuation Pty Ltd A/C No. 2 2. Scheinkestel Superannuation Pty Ltd A/C No. 3
Date of change	5 April 2007
No. of securities held prior to change	38,462
Class	Fully paid ordinary shares
Number acquired	Scheinkestel Superannuation Pty Ltd A/C No. 2 - 80 shares Scheinkestel Superannuation Pty Ltd A/C No. 3 - 390 shares
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.09 per share
No. of securities held after change	38,932

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in PaperlinX Ltd's Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Frank Guy
Date of last notice	6 March 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect interest through Ristolle Pty Limited
Date of change	5 April 2007
No. of securities held prior to change	79,575 - Direct 8,335 - Indirect 71,240
Class	Fully paid ordinary shares
Number acquired	Direct – 101 Indirect – 372
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.09 per share
No. of securities held after change	80,048 - Direct 8,436 - Indirect 71,612
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in PaperlinX Ltd's Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PAPERLINX LIMITED
ABN	70 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lindsay James Yelland
Date of last notice	28 February 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect interest through Suzanne Jeanette Yelland
Date of change	5 April 2007
No. of securities held prior to change	35,032 – Direct 25,598 - Indirect 9,434
Class	Fully paid ordinary shares
Number acquired	Direct – 313 Indirect – 115
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.09 per share
No. of securities held after change	35,460 - Direct 25,911 - Indirect 9,549
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in PaperlinX Ltd's Dividend Reinvestment Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme PaperlinX Limited

ACN/ARSN 005 146 350 .

1. Details of substantial holder(1)

Name Maple-Brown Abbott Limited

ACN/ARSN (if applicable) 001 208 564

There was a change in the interests of the substantial holder on 16 / 04 / 07

The previous notice was given to the company on 04 / 05 / 06

The previous notice was dated 02 / 05 / 06

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary	51,241,490	11.48%	46,636,876	10.41%
shares				

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
16/04/07	Refer Annexure A	Sales	----------Refer	Annexure	B------------

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
---------	----------------	Refer Annexure	C-------------	---------	------------

5. **Changes in association**

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
Maple-Brown Abbott Ltd	Level 30, 20 Bond Street, Sydney NSW 2000

Signature

print name Richard Grundy capacity Company Secretary

sign here date 18 / 04 /07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A

PaperlinX Limited
Registered Shareholdings as at 2 May 2006

Registered Name	Address	Holding
National Nominees Limited	GPO Box 1406M, MELBOURNE VIC 3001	15,986,621
State Street Australia Ltd	Level 7 - Unlisted Unit Trust Department, 338 Pitt Street, SYDNEY NSW 2000	11,834,059
RBC Dexia Investor Services Australia Nominees Pty Limited	Level 16 & 17, 2 Park Street, SYDNEY NSW 2000	10,291,401
J.P. Morgan Nominees Australia Limited	Level 37, AAP Centre, 259 George Street, SYDNEY NSW 2000	5,149,958
Cogent Nominees Pty Limited	Level 8 BNP Paribas, 60 Castlereagh St, SYDNEY NSW 2000	3,942,300
Citicorp Nominees Pty Ltd	Level 2, 350 Collins Street, MELBOURNE VIC 3001	3,011,000
M F Custodians	Level 18, 8 Exhibition Street, MELBOURNE VIC 3000	1,026,151
		51,241,490

[signature] 18-4-7

Annexure B

PaperlinX

Net Trades between 3 May 2006 and 16 April 2007

Date	Quantity	Consideration
04-May-2006	100,000	311,805.12
05-May-2006	100,000	313,038.50
08-May-2006	105,000	329,237.93
11-May-2006	(596,800)	(1,963,472.00)
18-May-2006	53,000	167,540.39
23-May-2006	55,000	177,074.12
31-May-2006	305,834	946,859.21
05-Jun-2006	139,000	434,802.94
07-Jun-2006	592,337	1,858,763.87
08-Jun-2006	480,332	1,500,406.74
03-Jul-2006	16,032	51,684.64
06-Jul-2006	189,301	612,649.14
14-Aug-2006	62,769	194,314.09
22-Aug-2006	(2,800)	(9,261.72)
30-Aug-2006	(1,582,594)	(5,254,212.08)
31-Aug-2006	115,000	389,976.50
01-Sep-2006	85,000	284,331.27
04-Sep-2006	90,000	300,677.59
05-Sep-2006	48,000	160,621.85
11-Sep-2006	(25,406)	(85,618.22)
12-Sep-2006	20,000	66,909.50
13-Sep-2006	10,000	33,191.03
15-Sep-2006	10,000	34,547.74
18-Sep-2006	13,500	46,226.58
22-Sep-2006	36,777	129,104.80
25-Sep-2006	7,000	25,027.30
28-Sep-2006	(69,580)	(265,047.97)
29-Sep-2006	(74,950)	(286,620.39)
11-Oct-2006	108,039	408,557.13
13-Oct-2006	647,925	2,267,782.42
18-Oct-2006	(46,290)	(176,489.25)
19-Oct-2006	(567,905)	(2,277,719.32)
25-Oct-2006	32,000	129,109.28
26-Oct-2006	(17,000)	(69,208.25)
27-Oct-2006	(5,295)	(21,655.60)
02-Nov-2006	(5,836)	(24,469.08)
10-Nov-2006	(9,999)	(42,141.37)
14-Nov-2006	(600,000)	(2,554,356.15)
15-Nov-2006	(208,030)	(889,672.43)
16-Nov-2006	(5,000)	(21,742.05)
17-Nov-2006	52,000	230,685.84
20-Nov-2006	(7,000)	(30,394.83)
22-Nov-2006	(2,000)	(8,730.59)

Annexure B

PaperlinX
Net Trades between 3 May 2006 and 16 April 2007

Date	Quantity	Consideration
23-Nov-2006	(120,000)	(511,433.68)
24-Nov-2006	(5,000)	(20,578.85)
30-Nov-2006	(749,250)	(2,967,030.00)
04-Dec-2006	(5,000)	(19,564.45)
07-Dec-2006	(1,200)	(4,596.57)
08-Dec-2006	(5,000)	(19,313.73)
11-Dec-2006	(4,000)	(15,554.47)
12-Dec-2006	356,178	1,389,094.20
14-Dec-2006	(5,000)	(19,321.23)
22-Jan-2007	40,000	150,653.16
25-Jan-2007	140,000	513,008.91
29-Jan-2007	42,000	148,427.66
31-Jan-2007	301,029	1,079,107.97
01-Feb-2007	300,000	1,087,331.98
02-Feb-2007	340,438	1,288,141.42
07-Feb-2007	(866,970)	(3,199,357.03)
08-Feb-2007	1,860	6,838.73
16-Feb-2007	(780,000)	(2,971,800.00)
19-Feb-2007	3,200	12,613.86
23-Feb-2007	(537,817)	(2,347,277.33)
28-Feb-2007	(22,554)	(91,860.71)
06-Mar-2007	(60,000)	(235,473.84)
07-Mar-2007	(2,400)	(9,562.11)
08-Mar-2007	(19,083)	(75,568.30)
13-Mar-2007	89,594	371,220.47
16-Mar-2007	(89,031)	(365,310.67)
19-Mar-2007	(10,000)	(40,887.25)
20-Mar-2007	(3,528)	(14,624.04)
21-Mar-2007	(201,237)	(821,186.57)
29-Mar-2007	(21,501)	(89,132.62)
30-Mar-2007	(22,558)	(93,736.18)
02-Apr-2007	(32,145)	(131,743.01)
04-Apr-2007	(3,000)	(12,421.32)
16-Apr-2007	(2,300,000)	(9,269,000.00)
	(4,604,614)	(19,875,781.38)

[signature] 18-4-7

Annexure C

PaperlinX
Registered Shareholdings as at 16 April 2007

Registered Name	Address	Holding
National Nominees Limited	GPO Box 1406M, MELBOURNE VIC 3001	14,757,581
State Street Australia Ltd	Level 7 - Unlisted Unit Trust Department, 338 Pitt Street, SYDNEY NSW 2000	12,709,631
RBC Dexia Investor Services Trust	Level 16 & 17, 2 Park Street, SYDNEY NSW 2000	7,866,036
JP Morgan Worldwide Securities Services	Level 37, AAP Centre, 259 George Street, SYDNEY NSW 2000	5,053,196
Citicorp Nominees Pty Ltd	Level 2, 350 Collins Street, MELBOURNE VIC 3001	3,610,286
M F Custodians	Level 18, 8 Exhibition Street, MELBOURNE VIC 3000	1,188,231
Cogent Nominees Pty Limited	Level 8 BNP Paribas, 60 Castlereagh St. SYDNEY NSW 2000	690,889
Brown Brothers Harriman	40 Water Street, BOSTON MA 02109	426,349
The Bank of New York	One Temasek, #02-01 Millenia Tower, SINGAPORE 039192	334,677
		46,636,876

18-4-7.

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

PRESS RELEASE

1 May, 2007

NEWS RELEASE

PAPERLINX COMPLETES EUROPEAN PORTFOLIO CHANGE

PaperlinX has today announced the completion of two transactions in Europe, first announced on 30 January 2007. The purchase of Antalis S.p.A in Italy and the sale of Axelium SAS in France have closed simultaneously following mutually successful negotiations between PaperlinX and Antalis.

Commenting on these transactions, Managing Director of PaperlinX, Tom Park said, "These transactions are a positive move for PaperlinX in Europe, resulting in an immediate improvement in overall European returns and earnings per share. The acquisition of Antalis S.p.A builds our in-market scale in Italy and will provide a range of opportunities going forward, while the sale of Axelium SAS has completed our exit from an uncompetitive position and allows us to focus on areas of advantage."

The final individual transaction prices will not be disclosed, but it is expected that the net impact on funds employed will be minimal.

"These moves are a continuation of a series of strategic initiatives across the PaperlinX Group targeting improved earnings and shareholder returns' added Mr. Park." Decisions to divest businesses such as Axelium SAS are not easy. We have, however built a good track record in making the hard decisions to strengthen our global paper merchanting platform, and reposition our Australian manufacturing business to better leverage competitive advantages."

"I would like to thank the employees and management of Axelium SAS for their dedication and efforts, and I welcome our new colleagues at Antalis S.p.A to the PaperlinX Group."

For further information, please contact:

Mr David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, North America and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers including Reflex, Australia's leading copy paper, and a major Australian producer of high performance packaging and industrial papers.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

] Company Name/Scheme	P. ,erdinX Limited
A N/ARSN	0(; 146 .150

1 Details of substantial holder (1)

N me	A: A SA ("AXA"), AXA Asia Pacific Holdings Limited ("AXA APH") and various bodies corporate controlled by AXA and AXA APH lis :d in Schedule 1 (together, "the AXA Group") and certain other entities associated with AXA and AXA APH listed in Sc iedule 1.
A N/ARSN (if applicable)	0( ) 123)11

T ere was a change in the interests of the s ıstantial holder on	30/04/2007
T ; previous notice was given to the compan on	12/01/2006
T : previous notice was dated	12/01/2006

2 Previous and present voting power

T : total number of votes attached to all the v iting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (. in when last required, and when now requ ed, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	52,223,568	11.66%	61,216,789	13.64%

3 Changes in relevant interests

F ticulars of each change in, or change in th nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the s stantial holder was last required to give a : ıbstar tial holding notice to the company or scheme are as follows:

Date of change	Person hose elevant interest hanged	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected (ordinary shares unless stated otherwise)	Person's votes affected
See column 2 of Schedule 2.	Each pe son whose relevant nterest has change is listed in Schedul 1.	The change in the relevant interest occurred as a result of various transactions effected on the Australian Stock Exchange (see Schedule 2 for details, in particular column 3).	See column 4 of Schedule 2.	See column 5 of Schedule 2.	[See previous column.]

4 ?resent relevant interests

F rticulars of each relevant interest of the sul stantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registere l holder of securitie	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
The holders of a relevant interest are listed in Part A of Schedule 1.	The regis ered holders of the se urities are various tl rd parties acting as ustod ans on behal f AXA Group en ties (see also colu n 1 of Schedule 2).	[Not applicable.]	Each person listed in Part A(i) of Schedule 1 has a relevant interest because it has power to exercise or control the exercise of a right to vote or to dispose of the relevant securities (s 608(1)(b) and (c) Corporations Act 2001 ("CA")). Each person listed in Part A(ii) of Schedule 1 has a relevant interest because it has voting power above 20% over one or more persons listed in Part A(i) of Schedule 1 (s 608(3) CA).	See column 5 of Schedule 2.	[See previous column.]

5 :hanges in association

T : persons who have become associates (2 of, ce ised to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting ir rests in the company or scheme are as fo ows:

Name and ACN/ARSN (if a plicable)	Nature of association
[Not applicable.]	[Not applicable.]

6 \ddresses

T : addresses of persons named in this form re as follows:

Name	Address
See Parts A and B of Sche lule 1 (column 1).	See Parts A and B of Schedule 1 (column 2).

S gnature

F nt name: Milena Ickeringill Capacity: Company Secretary, AXA Asia Pacific Holdings Limited

S n here: Date: 11 May 2007

DIRECTIONS

(If there are a number of substant al holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be ncluded in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specific lly named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(: See the definition of "associate" i section 9 of the Corporations Act 2001.

(See the definition of "relevant int rest" in sections 608 and 671B(7) of the Corporations Act 2001.

(The voting shares of a company onstitute one class unless divided into separate classes.

(: The person's votes divided by th total votes in the body corporate or scheme multiplied by 100.

(I Include details of:

(a) any relevant agreen ent or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document settin out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, mu t accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of he power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which t e relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant ag eement" in section 9 of the Corporations Act 2001.

(Details of the consideration must nclude any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to t at acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid o behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was a quired.

(: If the substantial holder is unable o determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

SCHEDULE 1 HOLDERS OF A RELEVANT INTEREST AND ASSOCIATES

Note: All information provided in this schedule is based on the information available to AXA APH at the time of filing this notice.

PART A - PERSONS WITH A RELEVANT INTEREST

[illegible]	[illegible]
Part A(i) - Responsible entities / trustees / managers of funds / delegates of managers [s 608(1)(b) and (c)]	
Various AXA Group entities which are responsible entities, trustees, managers of funds and delegates of managers, including those set out below	Not applicable
National Mutual Funds Management Limited	447 Collins Street, Melbourne, Victoria 3000
AXA Rosenberg Investment Managers LLC	4 Orinda Way Bldg E, San Francisco, CA 94102
AXA Investment Managers UK Ltd	7,Newgate Street, London EC1A 7NX, England
IPAC Securities Limited	447 Collins Street, Melbourne, Victoria 3000
IPAC Asset Management Limited	447 Collins Street, Melbourne, Victoria 3000
AllianceBernstein L.P.	1345 Avenue of the Americas, NYC 10105
AllianceBernstein Australia Limited	Level 29, 1 Farrer Place, Sydney, NSW 2000
Various custodians on behalf of various international entities ultimately controlled by AXA (details not available at time of filing)	Various
Part A(ii) - Persons with voting power greater than 20% in persons listed in Parts A(i) and (ii)	
Various AXA Group entities, including, as ultimate holding companies, those set out below	Not applicable
AXA SA	25 Avenue Matignon 75008 Paris France
AXA Asia Pacific Holdings Limited	447 Collins Street Melbourne, Victoria 3000
Part A(iii) - Other relevant interests	
[Not applicable]	

PART B ASSOCIATES OF PERSONS WITH A RELEVANT INTEREST

[illegible]	[illegible]
Part (B)(i) - AXA Group Companies [associates by virtue of s 12(2)(a) of CA]	
AXA SA	25 Avenue Matignon 75008 Paris France
Folio Nominees Pty Ltd	447 Collins Street, Melbourne, Victoria 3000

National Mutual Funds Mana gement (Global) Limited	447 Collins Street, Melbourne, Victoria 3000
AXA Asia Pacific Holdings I imited	447 Collins Street, Melbourne, Victoria 3000
The National Mutual Life As ociation of Australasia Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Asset Management Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Care Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Portfolio Management L d	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Services Pty L d	447 Collins Street, Melbourne, Victoria 3000
Ipac Group Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
David Bird Financial Service Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Lidomein Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Walker Lawrence & Associat s Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Strategic Planning Partners P y Ltd	447 Collins Street, Melbourne, Victoria 3000
Albert & Will Financial Plan ing Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Financial Resources Group P y Ltd	447 Collins Street, Melbourne, Victoria 3000
Clientcare Australia (Investm nts) Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
TM Securities Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Monere	447 Collins Street, Melbourne, Victoria 3000
Armitage Investment Service Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Armitage Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Sterling Grace Portfolio Man gement Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
SG Holdings Ltd	447 Collins Street, Melbourne, Victoria 3000
Alliance Capital Managemen Corporation of Delaware	1345 Avenue of the Americas, NYC 10105
AXA Equitable Life Insuranc Company	1290 Avenue of the Americas, NYC 10105
AXA Financial, Inc.	1290 Avenue of the Americas, NYC 10105
NMMT Limited	447 Collins Street, Melbourne, Victoria 3000
National Mutual Funds Mana gement NZ Limited	Level 6, 80 The Terrace, Wellington
A.C.M.C. Inc	1345 Avenue of the America, NYC 10105
Neuville Company Inc	C/-447 Collins Street, Melbourne, Victoria 3000

Spicers Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Assure New Zealand Ltd	Level 6, 80 The Terrace, Wellington
Arcus Investment Management Ltd	Level 6, 80 The Terrace, Wellington
Client Portfolio Administration Ltd	Level 6, 80 The Terrace, Wellington
Sterling Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Client Reserve Ltd	Level 6, 80 The Terrace, Wellington
Mortgage Backed Bonds Limited	Level 6, 80 The Terrace, Wellington
In addition to the entities referred to above, each other entity in AXA's global corporate group which is ultimately controlled by AXA is an associate of a person whose relevant interest changed.	
Part B(ii) - Other associates	
Not applicable	

SCHEDULE 2 - CHANGES IN RELEVANT INTERESTS

Holder of Relevant Interest	Date of Transaction	Transaction Type		Consideration		# Shares
Westpac Custodian Nominees as custodian for National Mutual Funds Management Limited	open					**13,370,005.00**
	30-Jan-07	BUY	-	698,989.63		195,700.00
	31-Jan-07	BUY	-	643,776.63		179,061.00
	01-Feb-07	BUY	-	331,117.04		91,417.00
	02-Feb-07	BUY	-	127,935.21		33,822.00
	09-Feb-07	BUY	-	568,856.31		154,300.00
	12-Feb-07	BUY	-	774,738.01		206,700.00
	13-Feb-07	BUY	-	340,424.29		90,100.00
	14-Feb-07	BUY	-	662,487.92		176,000.00
	15-Feb-07	BUY	-	75,282.72		20,000.00
	19-Feb-07	BUY	-	322,139.97		80,800.00
	20-Feb-07	BUY	-	181,440.70		45,400.00
	21-Feb-07	BUY	-	371,463.29		94,100.00
	01-Mar-07	BUY	-	2,784,794.91		690,000.00
	13-Mar-07	BUY	-	325,659.89		78,800.00
	14-Mar-07	BUY	-	753,253.76		187,600.00
	16-Mar-07	BUY	-	43,382.67		10,700.00
	19-Mar-07	BUY	-	129,298.80		31,900.00
	20-Mar-07	BUY	-	340,645.96		82,100.00
	21-Mar-07	BUY	-	390,156.71		95,900.00
	28-Mar-07	BUY	-	1,107,136.78		269,100.00
	10-Apr-07	BUY	-	1,064,998.76		263,100.00
						16,446,605.00
Westpac Custodian Nominees as custodian for ipac Securities Limited	open					**1,994,286.00**
	30-Jan-07	BUY	-	472,541.28		132,300.00
	31-Jan-07	BUY	-	435,030.37		121,000.00
	01-Feb-07	BUY	-	232,173.47		64,100.00
	02-Feb-07	BUY	-	77,921.63		20,600.00
	09-Feb-07	BUY	-	64,581.21		17,500.00
	09-Feb-07	BUY	-	26,104.46		7,107.00
	12-Feb-07	BUY	-	39,730.16		10,600.00
	13-Feb-07	BUY	-	34,004.65		9,000.00
	15-Feb-07	BUY	-	28,231.02		7,500.00
	19-Feb-07	BUY	-	143,527.71		36,000.00
	20-Feb-07	BUY	-	81,128.77		20,300.00
	21-Feb-07	BUY	-	165,768.95		41,993.00
	10-Apr-07	BUY	-	87,434.33		21,600.00
						2,503,886.00
Merril Lynch Custodian Nominees as custodian for ipac Securities Limited	open					**892,133.00**
	22-Jan-07	SELL		1,277,107.61	-	343,823.00
	23-Jan-07	SELL		1,295,192.92	-	355,710.00
	01-Mar-07	BUY	-	2,932,282.28		726,300.00
	16-Mar-07	SELL		2,532,803.21	-	622,500.00
	20-Mar-07	SELL		429,529.17	-	103,800.00

SCI EDULE 2 - CHANGES IN RELEVANT INTERESTS

Holder of Relevant nterest	Date of Transaction	Transaction Type	Consideration	# Shares
	30-Mar-07	SELL	161,880.60	- 38,902.00
	02-Apr-07	BUY	- 92,761.28	22,602.00
	17-Apr-07	BUY	- 1,051,498.39	258,100.00
	24-Apr-07	BUY	- 285,734.24	71,400.00
				505,800.00
Various Nominees (In ernational AXA Entities) Details n t available at time of fili g	**open**			**35,967,144.00**
	Jan (6-31)	BUY		1,200,528.00
	Feb	SELL		- 5,278,349.00
	Mar	SELL		- 1,185,654.00
	Apr	BUY		11,056,829.00
				41,760,498.00
TOTAL				**61,216,789.00**

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

NEWS RELEASE

16 May, 2007

Appointment of New Director

The Board of PaperlinX Ltd advises that Mr James W Hall has been appointed a director of the Company effective today.

Mr Hall is presently a director of Alesco Corporation Ltd, Centro Properties Group, ConnectEast Group and Symbion Health Ltd. He is also a member of the JPMorgan Advisory Council. He was previously Executive Director Finance of Orica Ltd and prior to that held a number of senior financial positions at BHP Billiton.

"We are pleased to have Jim join our Board. He is an experienced Director with a strong background in finance and commercial matters" said Mr David Meiklejohn, Chairman of PaperlinX Ltd.

Enquiries :
David Meiklejohn
Chairman
PaperlinX Ltd
Tel : 61 3 9674 7121

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	PAPERLINX LIMITED
ABN	ACN 005 146 350

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James William Hall
Date of appointment	16 May 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
None

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Shares held through 'Hall Family Superannuation Fund'	7,000 ordinary shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	None
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	HyperionX Limited
ACN/ARSN	0 6 146 350

Details of substantial holder (1)

Name	AXA SA ("AXA"), AXA Asia Pacific Holdings Limited ("AXA APH") and various bodies corporate controlled by AXA and AXA APH listed in Schedule 1 (together, "the AXA Group") and certain other entities associated with AXA and AXA APH listed in Schedule 1.
ACN/ARSN (if applicable)	0 9 123 011

There was a change in the interests of the substantial holder on 15/05/2007

The previous notice was given to the company on 14/05/2007

The previous notice was dated 11/05/2007

Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	61,216,789	13.64%	51,512,913	11.48

Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected (ordinary shares unless stated otherwise)	Person's votes affected
See column 2 of Schedule 2.	Each person whose relevant interest has changed is listed in Schedule 1.	The change in the relevant interest occurred as a result of various transactions effected on the Australian Stock Exchange (see Schedule 2 for details, in particular column 3).	See column 4 of Schedule 2.	See column 5 of Schedule 2.	[See previous column.]

Present relevant interests

articulars of each relevant interest of the su stant al holder in voting securities after the change are as follows:

Holder of relevant interest	Registe d holder o securitie	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
The holders of a relevant interest are listed in Part A of Schedule 1.	The regi tered holders of the se urities are various t ird parties acting a custodians on beha of AXA Group e tities (see also col on 1 of Schedul 2).	[Not applicable.]	Each person listed in Part A(i) of Schedule 1 has a relevant interest because it has power to exercise or control the exercise of a right to vote or to dispose of the relevant securities (s 608(1)(b) and (c) Corporations Act 2001 ("CA")). Each person listed in Part A(ii) of Schedule 1 has a relevant interest because it has voting power above 20% over one or more persons listed in Part A(i) of Schedule 1 (s 608(3) CA).	See column 5 of Schedule 2.	[See previous column.]

: **Changes in association**

e persons who have become associates ( ) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting erests in the company or scheme are as fo lows:

Name and ACN/ARSN (if applicable)	Nature of association
[Not applicable.]	[Not applicable.]

Addresses

e addresses of persons named in this form are as follows:

Name	Address
See Parts A and B of Sch dule 1 (column 1).	See Parts A and B of Schedule 1 (column 2).

ignature

nt name: Milena Ickeringill Capacity: Company Secretary, AXA Asia Pacific Holdings Limited

n here: [signature] Date: 25/05/07

x form 604 letter 180507

DIRECTIONS

(If there are a number of substan tial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names cou d be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(See the definition of "associate" n section 9 of the Corporations Act 2001.

(See the definition of "relevant in erest" n sections 608 and 671B(7) of the Corporations Act 2001.

(The voting shares of a company constitute one class unless divided into separate classes.

(The person's votes divided by t total votes in the body corporate or scheme multiplied by 100.

(Include details of:

(a) any relevant agree ent or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document sett g out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrange ent, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which t e relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant ag eement" in section 9 of the Corporations Act 2001.

(Details of the consideration mu t include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in re ation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any enefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relev nt interest was acquired.

(If the substantial holder is unabl to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(Give details, if appropriate, of th present association and any change in that association since the last substantial holding notice.

SCHEDULE 1 - HOLDERS OF A RELEVANT INTEREST AND ASSOCIATES

Note: All information provided in this schedule is based on the information available to AXA APH at the time of filing this notice.

PART A - PERSONS WITH A RELEVANT INTEREST

Part A(i) - Responsible entities / trustees / managers of funds / delegates of managers [s 608(1)(b) and (c)]	
Various AXA Group entities which are responsible entities, trustees, managers of funds and delegates of managers, including those set out below	Not applicable
National Mutual Funds Management Limited	447 Collins Street, Melbourne, Victoria 3000
AXA Rosenberg Investment Managers LLC	4 Orinda Way Bldg E, San Francisco, CA 94102
AXA Investment Managers UK Ltd	7,Newgate Street, London EC1A 7NX, England
IPAC Securities Limited	447 Collins Street, Melbourne, Victoria 3000
IPAC Asset Management Limited	447 Collins Street, Melbourne, Victoria 3000
AllianceBernstein L.P.	1345 Avenue of the Americas, NYC 10105
AllianceBernstein Australia Limited	Level 29, 1 Farrer Place, Sydney, NSW 2000
Various custodians on behalf of various international entities ultimately controlled by AXA (details not available at time of filing)	Various
Part A(ii) - Persons with voting power greater than 20% in persons listed in Parts A(i) and (ii)	
Various AXA Group entities including, as ultimate holding companies, those set out below	Not applicable
AXA SA	25 Avenue Matignon 75008 Paris France
AXA Asia Pacific Holdings Limited	447 Collins Street Melbourne, Victoria 3000
Part A(iii) - Other relevant interests	
[Not applicable]	

PART B - ASSOCIATES OF PERSONS WITH A RELEVANT INTEREST

Part (B)(i) - AXA Group Companies [associates by virtue of s 12(2)(a) of CA]	
AXA SA	25 Avenue Matignon 75008 Paris France
Folio Nominees Pty Ltd	447 Collins Street, Melbourne, Victoria 3000

National Mutual Funds Man gement (Global) Limited	447 Collins Street, Melbourne, Victoria 3000
AXA Asia Pacific Holdings imited	447 Collins Street, Melbourne, Victoria 3000
The National Mutual Life As ociation of Australasia Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Asset Management Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Care Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Portfolio Management l td	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Services Pty L d	447 Collins Street, Melbourne, Victoria 3000
Ipac Group Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
David Bird Financial Servic Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Lidomein Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Walker Lawrence & Associa es Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Strategic Planning Partners P y Ltd	447 Collins Street, Melbourne, Victoria 3000
Albert & Will Financial Plan ing Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Financial Resources Group P y Ltd	447 Collins Street, Melbourne, Victoria 3000
Clientcare Australia (Investm ents) Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
TM Securities Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Monere	447 Collins Street, Melbourne, Victoria 3000
Armitage Investment Servic Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Armitage Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Sterling Grace Portfolio Man gement Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
SG Holdings Ltd	447 Collins Street, Melbourne, Victoria 3000
Alliance Capital Managemen Corporation of Delaware	1345 Avenue of the Americas, NYC 10105
AXA Equitable Life Insuran Company	1290 Avenue of the Americas, NYC 10105
AXA Financial, Inc.	1290 Avenue of the Americas, NYC 10105
NMMT Limited	447 Collins Street, Melbourne, Victoria 3000
National Mutual Funds Man gement NZ Limited	Level 6, 80 The Terrace, Wellington
A.C.M.C. Inc	1345 Avenue of the America, NYC 10105
Neuville Company Inc	C/-447 Collins Street, Melbourne, Victoria 3000

Spicers Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Assure New Zealand Ltd	Level 6, 80 The Terrace, Wellington
Arcus Investment Management Ltd	Level 6, 80 The Terrace, Wellington
Client Portfolio Administration Ltd	Level 6, 80 The Terrace, Wellington
Sterling Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Client Reserve Ltd	Level 6, 80 The Terrace, Wellington
Mortgage Backed Bonds Limited	Level 6, 80 The Terrace, Wellington
In addition to the entities referred to above, each other entity in AXA's global corporate group which is ultimately controlled by AXA is an associate of a person whose relevant interest changed.	
Part B(ii) - Other associates	
Not applicable	

SCHEDULE 2 - CHANGES IN RELEVANT INTERESTS

Holder of Relevant Interest	Date of Transaction	Transaction Type	Consideration	# Shares
Westpac Custodian Nominees as custodian for National Mutual Funds Management Limited	open			16,446,605.00
				16,446,605.00
Westpac Custodian Nominees as custodian for Ipac Securities Limited	open			2,503,886.00
				2,503,886.00
Merril Lynch Custodian Nominees as custodian for Ipac Securities Limited	open			505,800.00
				505,800.00
Various Nominees (International AXA Entities) Details not available at time of filing	open			41,760,498.00
	May (1-18)	SELL		- 9,703,876.00
				32,056,622.00
TOTAL				51,512,913.00

END